FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

February 22, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Registration Statement on Form S-1
Filed January 21, 2011
File No.: 333-171812

Dear Mr. Spirgel:

By letter dated February 11, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement on Form S-1, filed on January 21, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form S-1

General

1.
We note that your Amended and Restated Investment Agreement, dated January 21, 2011, indicates that 30 million shares are to be paid to Kodiak Capital Group as a commitment fee in connection with the equity line transaction. Please confirm that this number has been adjusted to reflect your 1:20 reverse stock split.

RESPONSE: The Company confirms that the 30 million shares to be paid to Kodiak Capital Group as a commitment fee in connection with the equity line transaction has been adjusted to reflect our 1:20 reverse stock split.

Signatures

2.	Please have your controller or principal accounting officer sign the registration statement, as required by the instructions to Form S-1.

RESPONSE:  Vincent Browne is the Company’s Chief Executive Officer, Chief Financial Officer, as well as its Principal Accounting Officer.  We have amended the Registration Statement to reflect this information. (See page 63 of the Registration Statement).

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer